NEXTTRIP, INC.

3900 Paseo del Sol

Santa Fe, New Mexico 87507

January 6,2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NextTrip, Inc.
Registration Statement on Form S-3
Filed: January 2,2026
File No. 333-292557

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, NextTrip. Inc., a Nevada corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Thursday, January 8,2026, or as soon thereafter as is practicable. Please call our counsel, David Ficksman of TroyGould PC at 818 469 4200 to provide notice of effectiveness.

Very truly yours,

NEXTTRIP, INC.

By:	/s/ William Kerby
William Kerby
Chief Executive Officer